EXHIBIT 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges(1)

(in thousands, except for ratio)

	Fiscal Year Ended September 30,
	2000	2001	2002	2003	2004
Net Income (Loss) from operations as reported	$27,889	$(108,033)	$(849,711)	$(131,179)	$(33,065)
Add: Fixed Charges	17,894	34,291	16,985	6,701	8,486

Earnings as Defined	$45,783	$(73,742)	$(832,726)	$(124,478)	$(24,579)

Fixed Charges	$17,894	$34,291	$16,985	$6,701	$8,486
Ratio of earnings to fixed charges(2)	2.56x	—	—	—	—

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.
(2)	Earnings were insufficient to cover fixed charges in 2001 through 2004 by amounts equal to the net loss for the period.